[Reference Translation]

August 4, 2021

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            First Section of Tokyo Stock Exchange

            and Nagoya Stock Exchange)

Name and Title of Contact Person:

            Hiroyuki Suzuki, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock) conducted in July pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 12, 2021, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	7,994,900 shares

3. Total purchase price:	77,805,340,000 JPY

4. Period of repurchase:	From July 1, 2021 to July 30, 2021

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on May 12, 2021 (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	41 million shares (maximum)

(3) Total purchase price for repurchase of shares	250 billion JPY (maximum)

(4) Period of repurchase	From June 18, 2021 to September 30, 2021

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of June 30, 2021)

(1) Total number of shares repurchased:	10,196,500 shares

(2) Total purchase price for repurchased shares:	99,350,451,100 JPY